Oppenheimer Enterprise Fund(885)
Period Ending 2-29-08
Exhibit 77C

 At a shareholder meeting that was held on November 30, 2007, shareholders approved a Plan of Reorganization between Oppenheimer Enterprise Fund ("Enterprise Fund") and Oppenheimer Capital Appreciation Fund ("Capital Appreciation Fund"), and the transactions contemplated thereby, including (a) the transfer of substantially all the assets of Enterprise Fund to Capital Appreciation Fund in exchange for Class A, Class B, Class C, Class N and Class Y shares of Capital Appreciation Fund, (b) the distribution of Class A, Class B, Class C, Class N and Class Y shares of Capital Appreciation Fund to the Class A, Class B, Class C, Class N and Class Y shareholders of Enterprise Fund in complete liquidation of Enterprise Fund and (c) the cancellation of the outstanding shares of Enterprise Fund. 6,593,697 affirmative votes were cast; 200,450 negative votes were cast, and 631,483 votes abstained.